                                     [LOGO]

                                                                November 6, 1998

Dear Shareholder:

    We are pleased to advise you that on November 2, 1998, AquaPenn Spring Water Company, Inc. entered into an Agreement and Plan of Merger with Groupe Danone and one of its subsidiaries, Zoneo Acquisition Corp., which provides for the acquisition of all of the outstanding Common Stock of AquaPenn at a price of $13.00 per share in cash. Under the terms of the proposed transaction, Zoneo Acquisition Corp. has today commenced a tender offer for all of the outstanding shares of AquaPenn at $13.00 per share. Following the completion of the tender offer, and any approvals required by law, Zoneo Acquisition Corp. will be merged with and into AquaPenn and all shares of Common Stock not purchased in the tender offer (other than those owned by Groupe Danone or by shareholders who have perfected appraisal rights) will be converted into the right to receive $13.00 net per share in cash in the merger. If, however, Zoneo Acquisition Corp. does not acquire at least 80% of the then outstanding shares, the Merger Agreement and the Merger must be approved by the shareholders of AquaPenn.

    YOUR BOARD OF DIRECTORS (I) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE TENDER OFFER AT THE OFFER PRICE AND THE MERGER, (II) HAS DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, AND (III) RECOMMENDS THAT SHAREHOLDERS ACCEPT THE TENDER OFFER, TENDER THEIR SHARES TO ZONEO ACQUISITION CORP. AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors more fully described in the accompanying materials. The Board of Directors has received the written opinions, each dated November 2, 1998, of Lazard Freres & Co. LLC and Parker/Hunter, Incorporated, AquaPenn's financial advisors, to the effect that, as of such date and based upon and subject to certain matters stated therein, the $13.00 per share cash consideration to be received in the Offer and the Merger by the holders of Common Stock (other than Groupe Danone and its affiliates) was fair, from a financial point of view, to such holders.

    Accompanying this letter is a copy of AquaPenn's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Groupe Danone's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

    The management and directors of AquaPenn thank you for the support you have given the Company and encourage you to tender your shares in the manner described in the materials accompanying this letter.

                                                On behalf of the Board of Directors,
                                                [LOGO]
                                                Edward J. Lauth, III
                                                Chairman of the Board of Directors,
                                                President and Chief Executive Officer